HUNTON & WILLIAMS LLP 111 CONGRESS AVENUE SUITE 1800 AUSTIN, TEXAS 78701

TEL 512 • 542 • 5000
FAX 512 • 542 • 5049

LOWELL W. HARRISON
DIRECT DIAL: 512 • 542 • 5005
EMAIL: LHarrison@hunton.com
April 1, 2010
Via EDGAR Transmission
Mr. Mark Webb
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hanmi Financial Corporation Registration Statement on Form S-3 Filed February 3, 2010 File No. 333-164690
Dear Mr. Webb:
     On behalf of our client, Hanmi Financial Corporation (the “Company”), we are filing with the Securities and Exchange Commission (“Commission”) by electronic transmission the above-referenced Amendment No. 1 to the Registration Statement on Form S-3. The Form S-3 was originally filed with the Commission on February 3, 2010.
     The above-referenced Amendment No. 1 to the Registration Statement on Form S-3 incorporates information in response to the comment letter, dated February 17, 2010, from the staff of the Commission. Those comments are reproduced below in bold and italicized print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter. Where appropriate, the responses below refer to specific pages or sections of Amendment No. 1. For your reference, we have included with this letter two copies of Amendment No. 1, of which one copy is marked to show changes from the Registration Statement on Form S-3 as originally filed.
General
1. Please revise to include updated audited financial statements. Refer to Rule 3-01(c) of Regulation S-X.
     The section entitled “Incorporation of Certain Information by Reference,” beginning on page 1 has been revised to incorporate by reference into the prospectus the Company’s
ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON LONDON LOS ANGELES
McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SAN FRANCISCO WASHINGTON
www.hunton.com

Mr. Mark Webb
April 1, 2010

Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the Commission on March 15, 2010. The Form 10-K includes the Company’s audited financial statements as of and for the year ended December 31, 2009.
2. Please revise to include a discussion of the orders with the banking regulators, including the steps the company and the bank have made or intend to make in response to such orders. Update all future amendments as necessary.
     Additional information relating to the existing bank regulatory enforcement actions, including the steps that the Company and its subsidiary bank have made or intend to make in response to such orders has been provided on page 4 under the heading “Hanmi Financial Corporation.”
Selling Shareholders, page 7
3. We note that the selling shareholder is a broker-dealer. Please revise to state that the selling shareholder is an underwriter.
     The description of the selling stockholder has been revised to address the Commission’s comment.
     We trust that the responses to the Commission’s comments included in this letter and incorporated as necessary into the registration statement adequately address the issues raised by the Commission. Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described herein or if we may be of further assistance.
Sincerely,
/s/ Lowell W. Harrison
Lowell W. Harrison
Enclosures

cc:	Gregory Dundass, United States Securities and Exchange Commission Jay S. Yoo, Hanmi Financial Corporation Brian E. Cho, Hanmi Financial Corporation